Via Facsimile and U.S. Mail
Mail Stop 4720

September 18, 2009

Lawrence D. Stern
Chairman and Chief Executive Officer
Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

> **Re: Talecris Biotherapeutics Holdings Corp.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed September 11, 2009**
> **File No. 333-144941**

Dear Mr. Stern:

      We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

<u>Dilution, page 48</u>

1. It appears you have determined historical net tangible book value per share using 710,732 shares outstanding at June 30, 2009, which differs from the amount disclosed in the corresponding consolidated balance sheet. Please revise to your calculation using the corresponding balance sheet amount or explain your basis for using the 710,732 share amount in this calculation.

<u>Selected Financial Data, page 52</u>

2. Based on your disclosure in footnote (1) it appears that pro forma basic earnings per share have been provided for all periods presented. Please revise your disclosure to clarify that pro forma earnings per share have been provided for latest fiscal year and interim period, and the corresponding prior year interim period. Also, please provide pro forma diluted earnings per share for the latest fiscal year and corresponding interim periods as required by Rule 11-02(b)(7) of Regulation S-X.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608, if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 with any other questions. In this regard do not hesitate to call me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gerard S. Difiore
       Aron Izower
       Reed Smith LLP
       599 Lexington Avenue
       New York, New York 10022